Exhibit 3.8

Bit Digital, Inc.

Registered Company Number: 319983

(the company)

Director’s Certificate

I, the undersigned, being a director of the Company hereby CERTIFY that at an extraordinary general meeting of the Company held on 8 September 2021, members holding such numbers of shares as are required to pass an ORDINARY RESOLUTION in accordance with the Company’s memorandum and articles of association of the Company, resolved to increase in the Company’s authorized Share capital from US$1,500,000 consisting of 140,000,000 Ordinary shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each to US$3,500,000 consisting of 340,000,000 Ordinary Shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each.

In witness whereof, I have signed this certificate as at 15 September 2021.

/s/ Erke Huang
Director
Name:	Erke Huang